                      [SI Financial Group, Inc. Letterhead]


                                September 4, 2009


VIA EDGAR AND FACSIMILE

Ms. Kathryn McHale
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

RE:      SI Financial Group, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2008
         Form 10-Q for the Quarterly Period Ended June 30, 2009
         File No. 000-50801

Dear Ms. McHale:

         We have received your letter dated August 25, 2009 regarding comments on the above filings. We appreciate your review and are providing responses to each of the comments. To facilitate your review, we have repeated each of your comments followed by our response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
-----------------------------------------------------

GUIDE III
---------

GENERAL
-------

COMMENT NO. 1:
-------------

         In future filing, please provide average balance sheets for each of the last three fiscal years pursuant to Item I.A. and General Instruction 3(a) of Guide III.

RESPONSE TO COMMENT NO. 1:

         We confirm the average balance sheets for each of the last three fiscal years will be included in all future Forms 10-K.

Ms. Kathryn McHale
September 4, 2009
Page 2

ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS
         ----------------------------------------------------------------------
         AND ISSUER PURCHASES OF EQUITY SECURITIES, PAGE 38
         --------------------------------------------------

COMMENT NO. 2:
-------------

         You state that the market for the company's common equity and related stockholder matters required by this item is incorporated by reference to the section captioned "Common Stock Information" in the company's Annual Report to Stockholders. It does not appear, however, that this information was filed as an exhibit to the Form 10-K. Please amend your Form 10-K to file the section captioned "Common Stock Information" in the company's Annual Report to Stockholders as an exhibit or tell us why you are not required to do so. Refer to Exchange Act Rule 12b-23(a)(3).

RESPONSE TO COMMENT NO. 2:

         An amendment to the Form 10-K has been filed to include the section captioned "Common Stock Information" in the company's Annual Report to Stockholders. That section was inadvertently omitted from the filing made on March 27, 2009.

ITEM 11. EXECUTIVE COMPENSATION, PAGE 43
----------------------------------------

SUMMARY COMPENSATION TABLE, PAGE 16 OF DEFINITIVE PROXY STATEMENT ON
--------------------------------------------------------------------
SCHEDULE 14A
------------

COMMENT NO. 3:
-------------

         We note the disclosure on page 43 of your Form 10-K that on November 1, 2008, Sonia M. Dudas retired. We also note that Ms. Dudas was previously one of the company's named executive officers, but was not included in the company's Summary Compensation Table and related executive compensation disclosure for the fiscal year ended December 31, 2008. Please tell us how the company concluded that Ms. Dudas was not a named executive officer for the 2008 fiscal year. Refer to Item 402(m)(2)(iii) of Regulation S-K.

RESPONSE TO COMMENT NO. 3:

         The total compensation paid to or earned by Ms. Dudas for the 2008 fiscal year would not have placed Ms. Dudas as one of the two most highly compensated executive officers of the Company (other than the principal executive officer) even had she been employed by the Company at the end of the fiscal year. Accordingly, she was omitted from the summary compensation table.

Ms. Kathryn McHale
September 4, 2009
Page 3


ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTION AND DIRECTOR
          ----------------------------------------------------------
          INDEPENDENCE, PAGE 44
          ---------------------

TRANSACTION WITH RELATED PERSONS, PAGE 21 OF DEFINITIVE PROXY STATEMENT ON
--------------------------------------------------------------------------
SCHEDULE 14A
------------

COMMENT NO. 4:
-------------

         It appears that the company is relying on Instruction 4(c) to Item 404(a) of Regulation S-K with respect to certain related party transaction disclosure, but does not include the representations required by the instruction. Please confirm, if true, that the company is entitled to rely on the instruction with respect to loans granted to related parties and revise future filings to include the required representations. Please also ensure that if the company includes these representations in future filings, the company will refer to COMPARABLE LOANS WITH PERSONS NOT RELATED TO THE LENDER as required by Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

RESPONSE TO COMMENT NO. 4:

         We confirm that we are entitled to rely on Instruction 4(c) to Item 404(a) of Regulation S-K with respect to certain related party transaction disclosure. We confirm the representations required by that instruction, including reference to COMPARABLE LOANS WITH PERSONS NOT RELATED TO THE LENDER, will be included in future proxy statements.

EXHIBITS 31.1 AND 31.2
----------------------

COMMENT NO. 5:
-------------

         We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, you have added the titles of the certifying officers in the introductory sentence of the certifications. We note similar modifications in Exhibits 31.1 and 31.2 to the Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

RESPONSE TO COMMENT NO. 5:

         We confirm that the exact form of the certification as set forth in
Item 601(b)(31) of Regulation S-K will be included in all future Forms 10-Q and 10-K.

Ms. Kathryn McHale
September 4, 2009
Page 4

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2009
------------------------------------------------------

FINANCIAL STATEMENTS
--------------------

NOTE 3.  SECURITIES, PAGES 10-14
--------------------------------

COMMENT NO. 6:
-------------

         Reference is made to the securities tables appearing on pages 9, 10, and 12. Please revise your future filings to provide a list of security types in greater detail pursuant to paragraph 39 of FSP FAS 115-2 and FAS 124-2. In this regard, the company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security in greater detail. For debt securities consider providing an expanded table detailing credit rating. For mortgage backed securities, separately disclose residential mortgage backed securities, commercial mortgage backed securities and collateralized debt obligations and further segregate your mortgage backed securities by vintage, credit quality or other loan characteristics based on the nature and risks of the securities. For marketable equity securities, segregate securities by industry type, company size or investment objective.

RESPONSE TO COMMENT NO. 6:

         We confirm that all future filings will provide a list of security types in greater detail pursuant to paragraph 39 of FSP FAS 115-2 and FAS 124-2. Please note, however, consistent with discussions with the staff, because the Company's equity securities represent less than 1%, or $1.5 million, of the Company's total investment portfolio at June 30, 2009 and therefore, is of far less significance to investors, the Company intends to disaggregate equity securities into two categories: (1) holdings in the financial services industry, which represents the largest industry concentration totaling $1.0 million; and
(2) all other equities, which consist of eleven holdings in seven separate industries aggregating $500,000. However, should the size or the composition of the equity securities portfolio increase in the future, the Company will consider disclosing further segregation of that portfolio.

                                    * * * * *

         The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kathryn McHale
September 4, 2009
Page 5


        If you have any questions about our responses or require any additional information, please do not hesitate to call me at (860) 456-6568.

                                        Very truly yours,

                                        SI FINANCIAL GROUP, INC.

                                        /s/ Brian J. Hull

                                        Brian J. Hull
                                        Executive Vice President, Treasurer and
                                              Chief Financial Officer


cc:     Hugh West, Securities and Exchange Commission
        Justin Dobbie, Securities and Exchange Commission
        Chris Harley, Securities and Exchange Commission
        Scott A. Brown, Kilpatrick Stockton LLP
        Joseph J. Bradley, Kilpatrick Stockton LLP